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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

July 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kenneth Ellington

Re:	WhiteHorse Finance, Inc.
Registration Statement on Form N-2
File Numbers 333-265864 and 814-00967

Gentlemen:

On behalf of WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to telephone calls on July 1, 2022, between Kenneth Ellington of the Staff and Thomas Friedmann and Nicholas Chionchio of Dechert LLP, outside counsel to the Company (“Dechert”), and July 13, 2022, between Ashley Vroman-Lee of the Staff and Michael Darby of Dechert, relating to the Company’s registration statement on Form N-2 filed with the Commission on June 27, 2022 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Accounting Comments

Fees and Expenses, page 7

1.	The expense ratio excluding “acquired fund fees and expenses” disclosed in the Fee Table (12.39%) is significantly less than the expense ratio disclosed in the financial highlights in Note 10 in the Form 10-Q for the quarter ended March 31, 2022 (13.34%). Please explain this difference.

Response:

The Company respectfully submits that the variance noted with respect to the Fees and Expense ratio for the quarter ended March 31, 2022 resulted primarily from an increase in interest expense incurred for the quarter ended March 31, 2022 as compared to the interest expense incurred for the year ended December 31, 2021. This increase was primarily attributable to the Company’s higher average debt balance outstanding of $501 million for the quarter ended March 31, 2022 as compared to $379 million for the year ended December 31, 2021. The impact of this increase was magnified by the impact of annualizing the interest expense amount for the quarter ended March 31, 2022 as compared to the actual interest expense reported for the year ended December 31, 2021.

Financial Highlights, page 14

2.	Please explain how the Company meets the requirements to include 10 years of financial highlights pursuant to General Instruction 3 to Item 4.1 of Form N-2 in the registration statement. Because incorporating by reference, need to include in Form 10-K or Form N-2.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that it has revised its disclosure in Amendment No. 1 to Registration Statement on Form N-2 (“Amendment No. 1”) to be filed concurrently with this letter to include 10 years of financial highlights pursuant to General Instruction 3 to Item 4.1 of Form N-2.

General

3.	Please supplementally provide the percentage of the Company’s net assets invested in unitranche loans. The Staff may have additional comments. Consider adding disclosure of percentage.

Response:

As of March 31, 2022, the Company held unitranche investments in seven portfolio companies comprising 22.2% and 9.2% of net assets and total assets, respectively, as of such date.

4.	Please confirm whether or not any of the loans that the Company invests in are “covenant-lite” loans, the extent of the “covenant-lite” loans and whether the attendant risks are adequately disclosed in the prospectus.

Response:

As of March 31, 2022, the Company did not hold any investments having “covenant-lite” terms. The Company generally does not invest in “covenant-lite” loans, but it may do so from time to time in a manner consistent with its investment strategy. The Company supplementally notes that it acquired two “covenant-lite” investments subsequent to March 31, 2022.

Notes to Financial Statements, Annual Report on Form 10-K (Affiliates Table), page 135

5.	The amount of Net Realized Gain (Loss) for total non-controlled affiliates for the year ended December 31, 2021 in the affiliates table does not appear to match the amount of net realized gains (losses) for non-controlled affiliate company investments for the same period in the Consolidated Statements of Operations ($0 vs. $562,000). Please explain.

Response:

The Company respectfully submits that the non-controlled affiliate realized gain of $562 thousand reported in its Consolidated Statements of Operations for the period ended December 31, 2021 reflected a recovery on an equity investment in the RCS Creditor Trust Class B Units which the Company had previously written off. The Company carried such investment at a fair value of $0 from September 30, 2019 through December 31, 2020. The Company then realized an unanticipated gain on such investment during the quarter ended December 31, 2021. The Company notes that it has recovered additional proceeds from such security in the quarter ended June 30, 2022, which will result in a non-controlled affiliate realized gain of $1.7 million for such quarter.

6.	The Net Change in Unrealized Appreciation (Depreciation) for total non-controlled affiliates for the year ended December 31, 2021 in the affiliates table does not appear to match the net change in unrealized appreciation (depreciation) for non-controlled affiliate company investments for the same period in the Consolidated Statements of Operations ($1,157,000 vs. $1,187,000). Please explain.

Response:

The $30 thousand difference relates to the non-controlled affiliates table provided pursuant to Footnote 4 on Form 10-K. Such amount is incorrect and should agree to the $1,187,000 amount included in the Company’s Consolidated Statements of Operations. The Company will correct this difference in future filings on Forms 10-Q and 10-K.

7.	In future financial statements, please disclose how the weighted average was calculated in the table that discloses quantitative information about Level 3 fair value measurements. See ASC 820-10-50-2(bbb)(2).

Response:

Future financial statements will include the following disclosure regarding the Company’s calculation of the weighted average of Level 3 investments in the table describing unobservable inputs used in the fair value measurement:

“Unobservable inputs were weighted by the relative fair value of the investments.”

Legal Comments

Cover Page

8.	Please revise or explain why you believe it is appropriate to refer to LIBOR as a risk-free rate since LIBOR includes bank credit risk.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that it has revised its disclosure on the cover page and on pages 2 and 5 in Amendment No. 1 to be filed concurrently with this letter to remove any references to LIBOR as a risk-free rate.

Description of our Units, page 63

9.	There is a reference to the ability to sell below NAV if holders of a majority of shares have approved it within the last twelve months. Please confirm if shareholders have approved selling shares below NAV.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that it has revised its disclosure on pages 19 and 63 in Amendment No. 1 to be filed concurrently with this letter to provide that, as of the date of the registration statement, shareholders have not approved sales below NAV.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7100 or by email at thomas.friedmann@dechert.com or Michael Darby by telephone at 215.994.2088 or by email at michael.darby@dechert.com. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas Friedmann

Thomas Friedmann

cc:	Stuart Aronson

Joyson C. Thomas

Richard Siegel

WhiteHorse Finance, Inc.

David Harris

Michael Darby

Dechert LLP